FOR IMMEDIATE RELEASE:	November 13, 2012	PR 12-25

Atna Resources Announces Third Quarter 2012 Earnings and Operations

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCQB:ATNAF) today released unaudited interim financial results for the Company’s third quarter; ended September 30, 2012. Unless otherwise designated, all amounts are in U.S. dollars. Additional details may be found in the MD&A and Financials filed on SEDAR and EDGAR, or on the Company’s website at www.atna.com.

Highlights for Third Quarter 2012:

•	Atna generated net income of $0.7 million, $0.01 per basic share, net of an income tax benefit. Income before income tax was $0.5 million.
•	Net cash provided by operating activities was $1.3 million. Cash provided by operating activities before working capital adjustments was $2.6 million. As of quarter-end, cash and cash equivalents were $20.7 million.
•	Gold sales from the Briggs Mine totaled 8,600 ounces, 6% higher than in Second Quarter 2012.
•	Briggs produced $4.1 million in operating cash flow and $3.4 million of income before tax.
•	Issuance of 17,250,000 shares and 1,035,000 warrants netted $16.3 million in September 2012, expected to be more than sufficient to fully fund and complete the Pinson underground mine development.
•	Development of the underground mine at Pinson remains on track with the initial development of two ore mining areas (stopes). Two additional stopes are presently under development. A total of 1,041 feet of development was completed, and 1,922 tons of oxide and sulfide ores were mined and stockpiled.
•	Three operating crews are presently employed at Pinson working two-10 hour shifts, seven days per week. A fourth operating crew is being added to expand the working schedule to a 24-hour per day, 7 day per week operation.
•	Construction of surface facilities at Pinson including an assay lab, backfill facilities, expanded surface stockpile areas and dewatering capacity will be completed or nearing completion in the fourth quarter 2012.
•	A seven-hole metallurgical drilling program was completed at the Columbia gold project with positive results indicating continuity and good grades. An environmental and technical baseline study was also conducted during the quarter.
•	Final top soil placement was completed during the quarter at the Company's Kendall mine closure site in Montana.

Outlook and Strategy

The Company expects the gold market to remain robust in 2012 and the foreseeable future. Atna therefore plans to continue executing upon the strategy of developing its portfolio of advanced-stage growth projects using the cash flow from existing mines, supplemented by proceeds from stock issued in Third Quarter 2012. The Company plans to begin shipping ore from Pinson in Fourth Quarter 2012 and to complete primary development and ramp-up the Pinson underground mine to commercial production levels by the end of First Quarter 2013. Once Pinson has achieved positive cash flow, the cash generated from both Briggs and Pinson will be used to strengthen Atna's balance sheet by reducing debt and accumulating cash. This strategy will provide the opportunity for funding the sequential development of the Reward gold project and future projects in a measured and controlled manner. The Company believes that this strategy will build shareholder value, while allowing the Company to grow and prosper even in today's difficult capital markets.

Conference Call:

Management will host a conference call on Wednesday, November 14, 2012, at 11:00 a.m. Eastern time, to discuss these results and general corporate and project activities. Participants in the U.S. and Canada dial (877) 559-1977; International callers dial (660) 422-4979. Please reference conference ID # 70361056

A replay of the call will be available through 10pm Eastern on November 16th, 2012, by dialing (855) 859-2056 or (404) 537-3406. Please reference conference ID # 70361056

For additional information on Atna, its mining, development and exploration projects, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2011 Form 20-F dated March 26, 2012.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com

ATNA RESOURCES LTD. AND SUBSIDIARIES

SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION

(US dollars, IFRS basis)

(Unaudited)

	September 30,	December 31,
	2012	2011
BALANCE SHEETS

ASSETS
Current assets	$42,989,700	$26,638,000
Non-current assets	112,422,000	104,567,300

Total assets	$155,411,700	$131,205,300

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	35,156,000	31,364,500
Notes payable - long term	1,626,200	1,570,500
Gold bonds, net of discount	893,200	3,494,800
Other non-current liabilities	6,884,200	7,983,900
Shareholders' equity	110,852,100	86,791,600

Total liabilities and shareholders’ equity	$155,411,700	$131,205,300

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
STATEMENTS OF OPERATIONS

Revenues	$14,236,800	$16,597,400	$43,268,800	$37,560,500
Cost of sales, excluding depreciation and amortization	8,988,700	8,962,900	25,231,700	22,052,200
Depreciation, cost of sales	1,960,200	2,364,200	5,983,200	5,553,900
Depreciation general and administrative	17,000	32,600	48,800	97,800
General and administrative	1,025,900	893,100	3,165,900	2,954,000
Exploration	783,800	224,300	1,203,800	515,200
Other expense, net	954,700	1,648,900	2,211,700	2,919,000

Income tax (benefit) expense	(228,300)	-	825,700	-

Net income	734,800	2,471,400	4,598,000	3,468,400

Comprehensive gain	147,200	3,639,700	3,931,900	4,623,700

Basic and diluted income per share	$0.01	$0.02	$0.04	$0.03

Basic weighted-average shares outstanding	121,621,853	106,240,860	120,297,340	102,262,292

STATEMENTS OF CASH FLOWS

Cash and cash equivalents, beginning of the period	$8,437,200	$4,555,000	$9,963,100	$9,593,200
Net cash provided by operating activities	1,331,300	5,891,500	8,639,400	8,511,500
Net cash used in investing activities	(4,588,100)	(18,753,000)	(12,961,700)	(22,947,800)
Net cash provided by financing activities	15,439,200	18,912,600	15,037,900	15,450,900
Effect of exchange rate changes on cash	56,200	(18,900)	(2,900)	(20,600)

Cash and cash equivalents, end of the period	$20,675,800	$10,587,200	$20,675,800	$10,587,200